[redacted]

10028254

SECURITIE[S AND EXCHANGE COMMISSION]
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...12.00

BB 3/3

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8- 48579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nikoh Securities Corporation

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 Lake Cook Road, Suite 140
(No. and Street)

Deerfield (City) Illinois (State) 60015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGUARD TO THIS REPORT

Gary S. Hokin (847) 897-8105
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name -- if individual, last, first, middle name)

200 West Adams, Suite 2211 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 3/8

OATH OR AFFIRMATION

I, Gary S. Hokin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

Nikoh Securities Corporation, as of

December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

OFFICIAL SEAL
JOEL MATHEWS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/25/10

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Nikoh Securities Corporation
(an Illinois Corporation)

Financial Statements and Supporting
Schedules Pursuant to Rule 17a-5
of the Securities and Exchange Commission

as of December 31, 2009

Contents

VICTORIUM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & CO., P.C.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To Sole Stockholder
Nikoh Securities Corporation
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Nikoh Securities Corporation, (an Illinois Corporation), (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nikoh Securities Corporation as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 9 through 12 inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Michael J. Liccar & Co., P.C.
Certified Public Accountants

Chicago, Illinois
February 18, 2010

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	7,902
Concessions and fees receivable		7,641
Marketable securities owned, at market value (identified cost - $79,991)		79,280
Other assets		2,395
Total assets	$	97,218

Liabilities and Stockholder's Equity

Accrued expenses	$	6,858
Illinois personal property replacement tax payable - current		53
Total liabilities	$	6,911

Stockholder's Equity		
Common stock, at stated value, (1,000 shares authorized, 100 shares issued and outstanding)	$	31,684
Retained earnings		58,623
Total stockholder's equity	$	90,307
Total liabilities and stockholder's equity	$	97,218

The accompanying notes are an integral part of these financial statements.

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)
Statement of Operations
For the Year Ended December 31, 2009

Revenue		
Concessions	$	136,540
Change in unrealized (loss) on marketable securities		(19,560)
Interest and dividends		213
Other income		306
Total revenue	$	117,499
Expenses		
Salary, payroll taxes and pension	$	73,131
Other operating expenses		34,499
Professional fees		13,270
Rent and occupancy		8,297
Dues and fees		3,686
Total expenses	$	132,883
(Loss) before provision for income taxes	$	(15,384)
Provision for income taxes:		
Illinois personal property replacement tax -- current		18
Illinois personal property replacement tax -- deferred		(312)
Net (loss)	$	(15,090)

The accompanying notes are an integral part of these financial statements.

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock, at stated value	Retained Earnings	Total
Balance at January 1, 2009	$ 20,000	$ 78,187	$ 98,187
Contributions	11,684	-	11,684
Dividends		(4,474)	(4,474)
Net (loss) for year	-	(15,090)	(15,090)
Balance at December 31, 2009	$ 31,684	$ 58,623	$ 90,307

The accompanying notes are an integral part of these financial statements.

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows From Operating Activities:		
Net (loss)		$ (15,090)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Net change in:		
Concessions and fees receivable	$ (2,327)	
Unrealized (loss) on marketable securities	19,560	
Other assets	25	
Accrued expenses	(27,368)	
Illinois personal property replacement taxes payable - current	(2,358)	
Illinois personal property replacement taxes payable - deferred	(312)	
		(12,780)
Net cash used in operations		$ (27,870)
Cash Flows Provided By Financing Activities:		
Contributions by shareholder		11,684
Dividends paid to shareholder		(4,474)
Cash provided by financing activities		$ 7,210
Net decrease in cash		$ (20,660)
Cash Balance at December 31, 2008		28,562
Cash Balance at December 31, 2009		$ 7,902

Supplemental disclosures of cash flow information:

Cash paid during the year for:
Income taxes $53

Disclosure of Accounting Policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies, which have been followed in preparing the accompanying financial statements, is set forth below.

Nature of Business
Nikoh Securities Corporation (the "Company") is a limited (mutual funds and/or variable annuities) broker-dealer registered with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns concessions for introducing customer accounts to other broker-dealers, mutual funds, variable annuity concerns, time deposits, 529 plans and 401k's.

Revenue Recognition
Concession revenue and related expenses are recorded on trade date that is the date when the transaction originated.

Income Taxes
The Company has elected to be treated as an "S Corporation" for federal tax purposes under the Internal Revenue Code, as amended. Consequently, for federal and state income tax purposes, the Company's income is directly taxable to the individual shareholders. However, the Company is subject to the Illinois Personal Property Replacement Tax of 1.5% of net income, as defined.

On July 13, 2006, the FASB released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48) which is now codified in ASC 740-10, *Income Taxes*. ASC 740-10 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the footnotes of the financial statements. ASC 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense or reduction of a tax benefit in the current year. For the year ended December 31, 2009, management has determined the there are no uncertain provisions.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value
In determining fair value, the Fund uses various valuation approaches. Accounting Standard Codification No. 820, *Fair Value Measurements and Disclosures* (FASB ASC 820) establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3). The adoption of FASB ASC 820 did not have a material impact on the Company's financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recently Issued Accounting Pronouncements
Effective July 1, 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standard Codification No. 815, *Derivatives and Hedging* (FASB ASC 815). FASB ASC 815 establishes, among other things, the disclosure requirements for derivative instruments and for hedging activities. FASB ASC 815 did not have an impact on the Company's financial statements.

NOTE 2 - MARKETABLE SECURITIES OWNED

Securities owned represent four thousand (4,000) shares of The NASDAQ Stock Market, Inc. and are carried on the statement of financial condition at market or quoted value as provided by the respective exchange closing price and the resulting change in unrealized (loss) is included in the statement of operations. The change in unrealized (loss) on marketable securities included in the statement of operations from a stock position at December 31, 2009 was ($19,560).

NOTE 3 - RELATED PARTY TRANSACTIONS

Various operating expenses, including clerical and management staff, as well as office space, communications and equipment, among other things, are provided to the Company from an affiliate for a charge of approximately $385 per month through the end of November 2009.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule which requires net capital, as defined, to be at a minimum the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital requirements and net capital of $5,000 and $57,986, respectively. The net capital requirements may effectively restrict the payment of cash dividends, the making of unsecured loans to affiliates and the withdrawal of equity capital.

NOTE 5 - PENSION PLAN

The Company adopted both a profit sharing and salary deferral plan which provides for employees and owner's salary compensation reductions. The employer will not make any matching contributions to the salary deferral plan. At December 31, 2009, the Company funded approximately $1,500 in profit sharing obligations for the year under this plan.

NOTE 6 – COMMITMENTS

As noted above, the Company was leasing office space from an affiliate through November 2009. The Company signed a new lease with an unrelated party beginning December 1, 2009 for a one year period in which the rental commitment is $11,550. The total rental expense in 2009 was $5,285.

NOTE 7 – FAIR VALUE OF MARKETABLE SECURITIES OWNED

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets				
Investments in securities				
Marketable securities owned at fair value	$ 79,280	$ -	$ -	$ 79,280
Total investments in securities securities	$ 79,280	$ -	$ -	$ 79,280

Supplementary Schedules

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
NIKOH SECURITIES CORPORATION **as of December 31, 2009**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	90,307	3480
2.	Deduct ownership equity not allowed for Net Capital					3490
3.	Total ownership equity qualified for Net Capital				90,307	3500
4.	Add:					
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital					3520
	B. Other (deduction) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	90,307	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition	$ 10,036	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities-propriety capital charges		3600			
	D. Other deductions and/or charges		3610		(10,036)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			$	80,270	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities	11,892	3734			
	D. Undue Concentration	10,392	3650			
	E. Other (list)		3736		(22,284)	3740
10.	Net Capital			$	57,986	3750

Non allowable detail

Concession and fees receivable	$	7,641
Other assets		2,396
Total Non allowable	$	10,036

Reconciliation between unaudited and audited Net Capital Computation

Net capital per unaudited FOCUS Report Part 11A	$	53,986
Reclass of loan payable to capital contribution		4,000
Net capital per audited financial statements	$	57,986

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
NIKOH SECURITIES CORPORATION **as of December 31, 2009**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	461	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	52,986	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	57,295	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	6,911	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$	0	3830
19.	Total aggregate indebtedness				$	6,911	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)				%	11.92%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	0.00%	3860

Part B

22.	2% of combined aggegate debit items as shown in Formula for Reserve Requirements pursuant to Rul 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits		3870
23.	Minimum dollar net capital reuqirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24.	Net capital requirement (greater of line 22 or 23)		3760
25.	Excess net capital (line 10 less line 24)		3910
26.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or 120% minimum Net Capital Requirement		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealear and for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand not covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The accompanying notes are an integral part of these financial statements.

Nikoh Securities Corporation
(an Illinois Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

as of December 31, 2009

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(1) of that rule. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

The accompanying notes to the financial statements are an integral part of these statements.

MICHAEL J. LICCAR & CO., P.C.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Sole Stockholder
Nikoh Securities Corporation

We have examined the financial statements of Nikoh Securities Corporation (the "Company"), for the year ended December 31, 2009, and issued our report thereon dated February 18, 2010. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Due to the small size of the Company and the limited number of accounts, we placed little reliance on the Company's internal controls and we tested 100% of the accounts.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 923 · 6604 Fax (312) 922 · 0315
www.liccar.com

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for information and use of management, the Securities and Exchange Commission and the Financial Industry Regulatory Authority and should not be used for any other purpose.

Certified Public Accountants

Chicago, Illinois
February 18, 2010

Nikoh Securities Corporation
(an Illinois Corporation)

Financial Statements and
Independent Auditors' Report
Pursuant to SEC Rule 17a-5

December 31, 2009

Nikoh Securities Corporation

Independent Accountants' Report on Applying Agree-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

as of December 31, 2009

Nikoh Securities Corporation

Independent Accountants' Report on Applying Agree-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

as of December 31, 2009

Contents

VICTORIUM · CORONAT · CHRISTUS
MICHAEL J. LICCAR & CO., P.C.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

To the Sole Shareholder
Nikoh Securities Corporation
1650 Lake Cook Road, Suite 140
Deerfield, IL 60015

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 through December 31, 2009, which were agreed to by Nikoh Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Nikoh Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Nikoh Securities Corporation's management is responsible for the Nikoh Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the firm's general ledger and bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009, noting no differences;

3. Compared the adjustments reported in Form SIPC-7T with supporting schedules provided by the client and noted no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers including the general ledger and management representations supporting the adjustments noting no differences; and

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T and noted no overpayment was brought forward.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 18, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Nikoh Securities Corporation
1650 Lake Cook Road
Suite 140
Deerfield, IL 60015
Gary Hokin, President 847-897-3111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 343

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (276)

7/31/09
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 67

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 67

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 67.00

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the ~~person by whom it is executed represent~~ thereby that all information contained herein is true, correct and complete.

Nikoh Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the ___ day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 117,499
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	19,560.
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	19,560
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	—
2d. SIPC Net Operating Revenues	$ 137,059
2e. General Assessment @ .0025	$ 343

(to page 1 but not less than $150 minimum)